Exhibit 19.1
AdvanSix Inc.
Policy Regarding Insider Trading and Other Transactions in AdvanSix Securities
This Policy describes the rules on trading or participating in any transactions involving AdvanSix securities or securities of other publicly traded companies while in possession of material and confidential information. This Policy applies to all directors, officers and employees (referred to in this Policy as “covered persons” or “you”), no matter where located. It also applies to certain family members, other members of a person’s household and controlled entities as described below.
No Trading or Causing Trading While in Possession of Material Nonpublic Information

1.No director, officer or employee of AdvanSix may participate directly or indirectly in transactions involving the company’s securities, while possessing material nonpublic information.

2.No director, officer or employee may “tip” or communicate material nonpublic information about AdvanSix to any other person, including family members and friends, or otherwise disclose such information without the company’s express authorization.

3.Directors, officers and employees may not participate directly or indirectly in transactions involving the securities of other entities (including, for example, a current or prospective customer, supplier, joint venture participant, or party to an existing or potential transaction) while possessing material nonpublic information about that entity, and they may not “tip” or otherwise disclose such information. Information that is not material to AdvanSix may nevertheless be material to the other entity.
Blackout Periods
Trading in AdvanSix securities by designated individuals is prohibited during the company’s blackout periods. AdvanSix has established quarterly blackout periods that begin on the fifteenth day of the last month of each quarter and end at the close of the market on the second trading day following the date on which the company’s financial results for the quarter just ended are publicly disclosed.
Who is subject to these quarterly blackout periods? Anyone who may be in possession of material nonpublic information during such periods including (1) directors, officers and assistant officers of the company; (2) all individuals reporting directly to the Chief Executive Officer and the Chief Financial Officer; (3) employees in the Controller’s group who are involved in the preparation of financial statements (to be determined by the Controller); (4) employees with knowledge of financial performance forecasts; (5) investor relations professionals; and (6) family members or others living in the same household of the individuals listed above, family members whose transactions in AdvanSix securities are directed by, or are subject to the influence or control of, the individuals listed above, and any entities that the individuals listed above influence or control.
Employees not otherwise subject to the quarterly blackout periods are encouraged to refrain from trading AdvanSix securities during the quarterly blackout periods to avoid the appearance of improper trading.
The quarterly blackout periods apply, whether or not a reminder notice of the blackout is sent. Clearance of Securities Transactions
In addition to complying with the prohibition on trading during blackout periods, the individuals subject to the quarterly blackout periods must obtain clearance from the General Counsel (or other attorneys designated by the General Counsel) before engaging in any transaction involving AdvanSix securities. Transactions requiring clearance include all transactions involving AdvanSix securities, including gifts and any stock option exercise.

114193035.6

A request for clearance to trade in AdvanSix securities should be submitted to the General Counsel (or other designated attorneys) at least two business days in advance of the proposed transaction. When a request for clearance is made, the requestor should confirm in the request that he or she (i) has reviewed this Policy and (ii) is not aware of any material nonpublic information about the company. A proposed transaction must be consummated within five business days of receipt of clearance unless an exception is granted or the person becomes aware of material nonpublic information before the trade is executed, in which case the preclearance is void and the transaction must not be completed. Transactions not effected within the time limit are again subject to clearance. If permission to engage in the transaction is denied, the transaction may not proceed, and the person making the request should not inform any other person of the restriction. Proposed 10b5-1 Plans must also be pre-cleared with the General Counsel – see below under “Guidance Regarding Certain Transactions -- 10b5-1 Plans” for specific requirements.

Violation of this Policy will result in disciplinary action, up to and including termination for cause and may result in severe legal penalties under applicable securities laws.
Definitions
Material. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Material information is not limited to historical facts but may also include outlook, projections and forecasts. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the General Counsel.
Nonpublic. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally (e.g., a company press release or a Form 8-K), and the investors must be given the opportunity to absorb the information.
Guidance Regarding Certain Transactions
10b5-1 Plans. Rule 10b5-1 of the Securities and Exchange Commission provides an affirmative defense against insider trading liability when its provisions are followed. To be eligible, a covered person must enter into a “10b5-1 plan” specifying the circumstances in which transactions in the AdvanSix securities will take place in the future. In general, a 10b5-1 plan can only be established when the covered person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the covered person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. You may enter into a 10b5-1 plan only if the plan meets the requirements of Rule 10b5-1, as summarized in Appendix A, and the plan is approved by the General Counsel (or other designated attorneys). Any contemplated 10b5-1 plan must be submitted for approval at least five business days in advance of the date a covered person intends to enter into such plan.
Stock Option Exercises. The exercise of stock options is not subject to the restrictions of this Policy where the covered person satisfies the exercise price and any related tax withholding in cash or by check. This Policy, however, prohibits any broker-assisted cashless exercise (or other market sale of AdvanSix securities in connection with an option exercise) during a blackout period or when a person otherwise possess material nonpublic information.
Gifts. This Policy applies to gifts of AdvanSix securities and any other transfers of company securities for no consideration (“Gifts”). Accordingly, Gifts of AdvanSix securities should not be made during a blackout period or when the person making the Gift otherwise possesses material nonpublic information regarding the company.

114193035.6

Employee Benefit Plans. The trading restrictions set forth in this Policy do not apply to periodic wage withholding contributions by the company or employees under any company defined contribution plan or employee stock purchase plan. The trading restrictions set forth in this Policy do, however, apply to elections or instructions regarding contribution levels, investment directions, fund transfers and plan loans under any such plan to the extent they relate to company securities. Covered persons may not make or change such elections or instructions during a blackout period or while in possession of material nonpublic information.

Post-Termination of Service Transactions. This Policy continues to apply to transactions in AdvanSix securities following a covered person’s termination of employment or service as follows: if a covered person is aware of material nonpublic information when such person’s employment or service terminates, then the person may not trade in AdvanSix securities until that information has become public or is no longer material. The clearance procedures described above will cease to apply to transactions in AdvanSix securities upon the expiration of any blackout period applicable at the time of the termination of employment or service.
Hedging and Pledging
The following transactions involving AdvanSix securities are prohibited under this Policy: (1) short sales and derivatives; (2) trading options or futures; (3) financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge; (4) holding securities in a margin account or pledged as collateral for a loan; and (5) standing and limit orders.
Amendments
The Nominating and Governance Committee will review this Policy periodically and will recommend any amendments to the Board of Directors for its approval.
Assistance
Compliance with this Policy is of the utmost importance both for you and AdvanSix. This Policy is not intended to address all conceivable questions about compliance with the securities laws. You should not try to resolve uncertainties on your own as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences. Questions concerning compliance with the securities laws and this Policy should be addressed to the General Counsel.

114193035.6

Appendix A
Rule 10b5-1 Plans

1.Compliance with the limitations on purchases and sales of AdvanSix securities may be satisfied by entering into a 10b5-1 plan which satisfies all of the conditions and the requirements of Exchange Act Rule 10b5-1 (as amended) and this Appendix A.

2.Any covered person who wishes to enter into a 10b5-1 plan must adhere to the following, except as otherwise specifically noted:

a.The 10b5-1 plan and any modifications of such plan must be in writing and filed with the General Counsel prior to adoption of the new or modified trading plan.

b.All those subject to quarterly blackout periods may enter into or modify a 10b5-1 plan only during an open window period and at a time when such individual is not aware of any material nonpublic information.

c.The 10b5-1 plan must either expressly specify the amount, price and date of the transactions to be undertaken or provide a written formula or algorithm for determining such amounts, prices and dates of sale.

d.For all directors and Section 16 officers (“Section 16 Insiders”), no 10b5-1 plan may become effective until the end of a “cooling-off” period that extends until the later of:
(1)    90 calendar days following adoption of the 10b5-1 plan; or
(2)    2 business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 plan was adopted (subject to a maximum of 120 days following adoption of such 10b5-1 plan).

For all covered persons other than Section 16 Insiders, no 10b5-1 plan may become effective until 30 calendar days after the adoption of such plan.

Under Rule 10b5-1, a modification of a 10b5-1 plan which changes the amount, price, or timing of the purchase or sale of securities under an existing 10b5-1 plan (or to any formula for determining any of those parameters) constitutes both the termination of that existing 10b5-1 plan and the adoption of a new 10b5-1 plan, requiring a new “cooling-off” period.

e.A 10b5-1 plan must be entered into in good faith and operated in good faith throughout the duration of the trading plan.

f.For Section 16 Insiders, the10b5-1 plan must include the “good faith” certification required by Rule 10b5-1.

g.A covered person who has a 10b5-1 plan in effect is not permitted to enter into a new 10b5-1 plan while the original 10b5-1 plan is in effect (i.e., a covered person cannot have “overlapping” 10b5-1 plans), excluding only the very limited exceptions permitted under Rule 10b5-1 (e.g., a separate “sell-to-cover” plan to cover required taxes upon vesting of RSUs or restricted stock (but not to satisfy the exercise price or related tax withholding obligation in connection with the exercise of stock options or SARs)).

h.No covered person may have more than one “single-trade” 10b5-1 Plan (i.e., a 10b5-1 plan designed to effect an open market purchase or sale of the total amount of securities subject to such plan as a single transaction) in any 12-month period, excluding only the very limited exceptions permitted under Rule 10b5-1 (e.g., a separate “sell-to-cover” plan to cover required taxes on vesting of RSUs or restricted stock (but not to satisfy the exercise price or related tax withholding obligation in connection with the exercise of stock options or SARs)).

114193035.6

i.A covered person entering into a 10b5-1 plan may not have or exercise any influence over the purchases or sales of company securities under the 10b5-1 plan.

3.The Company must be expressly authorized in each 10b5-1 plan to require the Section 16 Insider to instruct the broker to cease all sales under the 10b5-1 plan if the Company’s General Counsel determines that sales under such trading plan should be suspended.

4.While a 10b5-1 plan is in effect, a covered person may not enter into any transaction in company securities outside of such plan unless specifically permitted by the General Counsel.

5.In addition to the requirement to pre-clear a proposed 10b5-1 plan, each Section 16 Insider is required promptly to notify the General Counsel, in writing, of:
•the adoption, modification or termination of any 10b5-1 plan by the Section 16 Insider (or by his or her family member or controlled entity), and
•the adoption, modification or termination of any Non-Current Rule 10b5-1 Plan (as defined below) by the Section 16 Insider (or by his or her family member or controlled entity).

As part of this notice, each Section 16 Insider must provide the General Counsel with the following information:
•date of adoption, modification or termination of any such plan;
•stated duration of such newly adopted or modified plan;
•aggregate amount of securities to be sold or purchased under such newly adopted or modified plan; and
•whether the plan is a 10b5-1 plan or a Non-Current Rule 10b5-1 Plan.

A “Non-Current Rule 10b5-1 Plan” is a written arrangement that, in effect, complies with Rule 10b5-1 as in effect prior to February 27, 2023 (including that the person is not aware of material nonpublic information at the time such trading arrangement is adopted or modified and which does not permit the person to exercise any subsequent influence over purchases or sales of company securities under that written arrangement), but which arrangement does not satisfy all of the conditions set forth in Rule 10b5-1 as amended effective February 27, 2023 (e.g., the arrangement does not satisfy the “cooling-off” period requirement).
The purpose of the above notification requirements for Section 16 Insiders is to facilitate the Company’s compliance with its quarterly disclosure requirements in Forms 10-Q and 10-K. These notification requirements are part of the company’s disclosure controls.

114193035.6